SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 7)


                               Delphi Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    247126105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 4, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [x](1)

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(2)

14.  TYPE OF REPORTING PERSON*

     CO

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their Schedule 13D filed on April 4, 2008, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their
     Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,414,861 shares as reported in their Schedule 13D filed on November 26, 2007, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 as reported in their Schedule 13D filed on November 20, 2007 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 19, 2007.

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [x](1)

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(2)

14.  TYPE OF REPORTING PERSON*

     CO

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their Schedule 13D filed on April 4, 2008, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their
     Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,414,861 shares as reported in their Schedule 13D filed on November 26, 2007, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 as reported in their Schedule 13D filed on November 20, 2007 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 19, 2007.

CUSIP No. 247126105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [x](1)

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(2)

14.  TYPE OF REPORTING PERSON*

     CO

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their Schedule 13D filed on April 4, 2008, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their
     Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,414,861 shares as reported in their Schedule 13D filed on November 26, 2007, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 as reported in their Schedule 13D filed on November 20, 2007 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 19, 2007.

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [x](1)

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(2)

14.  TYPE OF REPORTING PERSON*

     CO

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their Schedule 13D filed on April 4, 2008, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their
     Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,414,861 shares as reported in their Schedule 13D filed on November 26, 2007, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 as reported in their Schedule 13D filed on November 20, 2007 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 19, 2007.

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [x](1)

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(2)

14.  TYPE OF REPORTING PERSON*

     IN

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their Schedule 13D filed on April 4, 2008, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their
     Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,414,861 shares as reported in their Schedule 13D filed on November 26, 2007, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 as reported in their Schedule 13D filed on November 20, 2007 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 19, 2007.

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [x](1)

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(2)

14.  TYPE OF REPORTING PERSON*

     IN

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their Schedule 13D filed on April 4, 2008, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their
     Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,414,861 shares as reported in their Schedule 13D filed on November 26, 2007, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 as reported in their Schedule 13D filed on November 20, 2007 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 19, 2007.

CUSIP No. 247126105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [x](1)

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(2)

14.  TYPE OF REPORTING PERSON*

     IN

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their Schedule 13D filed on April 4, 2008, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their
     Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,414,861 shares as reported in their Schedule 13D filed on November 26, 2007, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 as reported in their Schedule 13D filed on November 20, 2007 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 19, 2007.

CUSIP No. 247126105
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

ITEM 1 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

This Amendment No. 7 (this "Amendment") to the Schedule 13D (the "Initial
Schedule 13D") initially filed on December 22, 2007 and amended on January 19, 2007 (the "Amendment No. 1"), July 10, 2007 (the "Amendment No. 2"), July 20, 2007 (the "Amendment No. 3"), November 2, 2007 (the "Amendment No. 4"), November 16, 2007 (the "Amendment No. 5") and December 14, 2007 (the "Amendment No. 6")by the Reporting Persons (defined below) relates to the common stock, $0.01 par value per share (the "Shares"), of Delphi Corporation, a Delaware corporation (the "Issuer").

Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule 13D/A that does not expressly pertain to a Reporting Person.

The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, in the Amendment No. 1, in the Amendment No. 2, in the Amendment No. 3, in the Amendment No. 4 , in the Amendment No. 5 and in the Amendment No. 6 and unless otherwise amended hereby, all information previously filed remains in effect.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

NO MATERIAL CHANGE FROM THE INITIAL SCHEDULE 13D.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

NO MATERIAL CHANGE FROM THE INITIAL SCHEDULE 13D.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

ITEM 4 IS HEREBY AMENDED AND RESTATED BY ADDING THE FOLLOWING:

On April 4, 2008, ADAH delivered a termination of the EPCA, a copy of which is attached as Exhibit 51 to Appaloosa's Schedule 13D/A filed April 4, 2008.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

NO MATERIAL CHANGE FROM THE INITIAL SCHEDULE 13D.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6 IS HEREBY AMENDED AND RESTATED BY ADDING THE FOLLOWING:

On April 4, 2008, ADAH delivered a termination of the EPCA, a copy of which is attached as Exhibit 51 to Appaloosa's Schedule 13D/A filed April 4, 2008.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 6, FILED ON DECEMBER 14, 2007.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------

HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
    -------------------------

Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
    -------------------------

/s/ Philip Falcone
-------------------------
Philip Falcone

/s/ Raymond J. Harbert
-------------------------
Raymond J. Harbert

/s/ Michael D. Luce
-------------------------
Michael D. Luce


April 4, 2008



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated April 4, 2008 relating to the Common Stock, $0.01 par value of Delphi Corporation shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
    -------------------------

HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
    -------------------------

Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
    -------------------------

/s/ Philip Falcone
-------------------------
Philip Falcone

/s/ Raymond J. Harbert
-------------------------
Raymond J. Harbert

/s/ Michael D. Luce
-------------------------
Michael D. Luce

April 4, 2008








SK 03773 0003 862055